JOHNSON
INVESTMENT COUNSEL

PORTFOLIO CONSTRUCTION & ASSET ALLOCATION

SECOND QUARTER 2023

JOHNSON
INVESTMENT COUNSEL

OUR PHILOSOPHY

JOHNSON INVESTMENT COUNSEL

OUR INVESTMENT MANAGEMENT RESPONSIBILITY

- Be prudent stewards of our clients' capital
- Preserve and build wealth over time
- Maximize total returns at an acceptable level of risk
- Never risk everything on any one market forecast

1. We focus on long-term performance
2. We will not outperform every year
3. The key to #1 is being prepared for #2

JOHNSON INVESTMENT COUNSEL

THE STOCK MARKET IS RELIABLY POSITIVE OVER THE LONG-TERM

- Market returns vary widely in the short-term but become more predictable over long periods.
- Maintaining a long-term focus reduces the risk of negative returns. There has never been a negative 30-year period for the S&P 500.

Distribution of S&P 500 Total Returns Since 1950



80%
60%
40%
20%
0%
-20%
-40%
-60%
61.2%
12.5%
-43.3%
33.3%
11.5%
-16.1%
29.6%
11.2%
-6.6%
19.5%
10.7%
-3.4%
14.5%
11.0%
9.1%
1-Year
3-Year
5-Year
10-Year
30-Year
Maximum
Minimum
Average

SOURCE: BLOOMBERG, DATA AS OF 12/31/2022

JOHNSON
INVESTMENT COUNSEL

TO PARTICIPATE IN LONG-TERM RETURNS, INVESTORS MUST SUCCESSFULLY NAVIGATE MARKET DRAWDOWNS

- Despite an average positive return of 10.0% per year, the average intra-year decline of the S&P 500 is -14.4%.
- On average, a 10% or greater decline in the S&P 500 occurs every 19 months.


S&P 500 Performance + Intra-Year Decline
5,000
4,000
3,000
2,000
1,000
0
S&P 500 Price Level
0%
-20%
-40%
-60%
Intra-Year Drawdown
-18%
-7%
-8%
-34%
-8%
-20%
-6%
-9%
-8%
-19%
-17%
-34%
-14%
-7%
-10%
-49%
-28%
-19%
-6%
-12%
-3%
-20%
-6%
-34%
-5%
-25%
1981
1985
1989
1993
1998
2002
2006
2010
2014
2018
2022
S&P 500 (L)
Intra-Year Drawdown (R)

SOURCE: BLOOMBERG, DATA AS OF 12/31/2022

MARKET TIMING IS NOT A RELIABLE RISK MITIGATION TOOL

- Attempting to time the market is difficult and dangerous.
- Successfully timing the market requires both a well-timed exit and a well-timed re-entry.
- Missing out on the late stages of a bull market can be more costly than participating in a bear market.

Median Return Leading Up To and Following Equity Market Peaks


38.79%
19.38%
12.32%
9.04%
-8.73%
-10.71%
-10.87%
2.03%
24 Month Prior
12 Months Prior
6 Months Prior
3 Months Prior
3 Months After
6 Months After
12 Months After
24 Months After

SOURCE: BLOOMBERG, DATA AS OF 12/31/2022

NOTE: CHART IS BASED ON RETURN DATA FROM 9 BEAR MARKETS FROM 1950-2022. A BEAR MARKET IS DEFINED AS A DECLINE OF 20% OR MORE IN THE S&P 500 BENCHMARK PRICE.

JOHNSON
INVESTMENT COUNSEL

THE BEST PATH TO RELIABLE DOWNSIDE PROTECTION IS THROUGH OWNING HIGH QUALITY SECURITIES

- A better approach to managing risk in portfolios is owning high-quality securities throughout the cycle.
- The timing of market declines is unpredictable, but the relative performance of the best securities in a downturn is consistent.

On average, the Johnson 60/40 portfolio has outperformed by 122 bps during turbulent quarters.



Performance During 10 Worst Quarters Since 2006
4%
2%
0%
-2%
-4%
-6%
-8%
-10%
-12%
1.22%
Q4 2008
Q2 2022
Q1 2020
Q4 2018
Q3 2011
Q1 2009
Q2 2010
Q3 2008
Q1 2022
Q1 2008
Average
Market Index 60/40 Portfolio
Johnson 60/40 Portfolio (Net)
Differential

SOURCE: ZEPHYR DATA AS OF 6/30/2023

NOTE: JOHNSON 60/40 PORTFOLIO MADE UP OF JEQIX AND JIBFX, MARKET INDEX MADE UP OF S&P 500 AND BLOOMBERG US AGGREGATE; INFORMATION ABOUT INDICES IS PROVIDED TO ALLOW FOR COMPARISON OF THE PERFORMANCE OF JOHNSON PORTFOLIO TO THAT OF THE MARKET INDEX MADE UP OF S&P500 AND BLOOMBERG US AGGREGATE. THERE IS NO REPRESENTATION THAT SUCH INDICES ARE AN APPROPRIATE BENCHMARK FOR SUCH COMPARISON. YOU CANNOT INVEST DIRECTLY IN AN INDEX, WHICH ALSO DOES NOT TAKE INTO ACCOUNT TRADING COMMISSIONS AND COSTS. THE VOLATILITY OF INDICES MAY BE MATERIALLY DIFFERENT FROM THE PERFORMANCE OF THE JOHNSON PORTFOLIO. IN ADDITION, JOHNSON'S RECOMMENDATIONS MAY DIFFER SIGNIFICANTLY FROM THE SECURITIES THAT COMPRISE THE INDICES.

QUALITY SECURITIES ALLOW FOR A GROWTH-ORIENTED ASSET ALLOCATION

- Asset allocation is a key driver of long-term investor success.
- By reducing risk through the ownership of high-quality securities, investors can maintain a higher allocation to the stock market over time.


Risk & Return Comparison
Annualized Return
7.75%
7.50%
7.25%
7.00%
8.75%
9.00%
9.25%
9.50%
9.75%
10.00%
10.25%
Risk (Standard Deviation)


Maximum Drawdown
0%
-10%
-20%
-30%
-40%
-26.38%
-27.78%
-32.54%

Quality securities provide downside protection in the worst market environments.

	Return	Standard Deviation	Sharpe Ratio	Max Drawdown
Johnson 60/40 Portfolio (Net)	7.43%	9.17%	0.68	-26.38%
Johnson 63/37 Portfolio (Net)	7.60%	9.56%	0.67	-27.78%
Market Index 60/40 Portfolio	7.30%	9.71%	0.63	-32.54%

SOURCE: ZEPHYR DATA AS OF 6/30/2023

NOTE: JOHNSON PORTFOLIOS MADE UP OF JEQIX AND JIBFX, MARKET INDEX PORTFOLIO MADE UP OF S&P500 AND BLOOMBERG US AGGREGATE INDEX; RETURN SEQUENCE FROM 1/1/2006 (JEQIX INCEPTION) TO 6/30/2023; INFORMATION ABOUT INDICES IS PROVIDED TO ALLOW FOR COMPARISON OF THE PERFORMANCE OF JOHNSON PORTFOLIO TO THAT OF THE MARKET INDEX MADE UP OF S&P500 AND BLOOMBERG US AGGREGATE. THERE IS NO REPRESENTATION THAT SUCH INDICES ARE AN APPROPRIATE BENCHMARK FOR SUCH COMPARISON. YOU CANNOT INVEST DIRECTLY IN AN INDEX, WHICH ALSO DOES NOT TAKE INTO ACCOUNT TRADING COMMISSIONS AND COSTS. THE VOLATILITY OF INDICES MAY BE MATERIALLY DIFFERENT FROM THE PERFORMANCE OF THE JOHNSON PORTFOLIO. IN ADDITION, JOHNSON'S RECOMMENDATIONS MAY DIFFER SIGNIFICANTLY FROM THE SECURITIES THAT COMPRISE THE INDICES.

RECESSIONARY MARKET DECLINES WARRANT ADDITIONAL RISK CONTROL

- In most environments, quality securities give sufficient protection to weather difficult markets.
- Not all volatility is the same; recessions lead to bear markets.
- Recessionary periods have historically been much more detrimental to portfolios and warrant adjustments at the asset allocation level.

Historically, recessionary drawdowns have been much more severe than non-recessionary market pullbacks.


Average Peak-to-Trough Decline
Max Drawdown
Recessionary
Non-recessionary
Recessionary
Non-recessionary
0%
-10%
-20%
-30%
-40%
-50%
-60%
-31%
-15%
-55%
-33%


Average Time to Recover (Months)
Max Recover Time (Months)
60
50
40
30
20
10
0
20
6
54
24

At the same time, the market has typically recovered more quickly coming out of non-recessionary pullbacks.

SOURCE: BLOOMBERG, JOHNSON ASSET MANAGEMENT; S&P 500 PERFORMANCE DATA FROM 12/31/1965 – 12/31/2021

JOHNSON
INVESTMENT COUNSEL

RECESSIONS ARE UNPREDICTABLE, BUT THERE ARE NORMALLY WARNING SIGNS

- We monitor economic data to determine when recessions are more likely; our proprietary multifactor model has been a strong indicator of recession risk.
- When market volatility increases in tandem with recession risk, we are likely to move more conservative in asset allocation.

Johnson Asset Management Recession Probability Model



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
84.28%
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
Jan-20
Jan-21
Jan-22
Jan-23
RECESSION
RECESSION PROBABILITY
40% ODDS

SOURCE: BLOOMBERG, JOHNSON ASSET MANAGEMENT, DATA AS OF 5/31/2023.

JOHNSON
INVESTMENT COUNSEL

OUR PROCESS

JOHNSON INVESTMENT COUNSEL

JOHNSON INVESTMENT RESEARCH TEAMS

Portfolio Strategy Team

- **Charles Rinehart, CFA, CAIA, Chief Investment Officer**
- Michael Leisring, CFA, Chief Investment Officer – Fixed Income
- Jason Jackman, CFA, Chief Executive Officer – Johnson Investment Counsel
- Bret Parrish, CFA, President – JIC Private Client Group
- Fred Brink, CFA, CFP ®, President – Johnson Asset Management
- Brian Kute, CFA, Director of Research
- Michael Jordan, CFA, CFP ®, Managing Director
- Chad Maggard, CFA, Managing Director

Individual Stock Selection

Brian Kute, CFA
Charles Rinehart, CFA, CAIA
Bryan Andress, CFA
Chris Godby, CFA
Bill Jung, CFA
Joe Abbott, CFA
Eric Bachus, CFA
Zach Berohn
Chris Gray
Ryan Hogan

Research Strategy Teams

Equities & Alternatives		Fixed Income
Charles Rinehart, CFA, CAIA	Eric Bachus, CFA - Portfolio Construction	**Michael Leisring, CFA**
Kristen Curtiss, CFA - Economics	Brandon Plumb, CFA, CFP® - Communications	Jason Jackman, CFA
Max Monk, CFA - Infrastructure	Landon Peterson - Communications	Ryan Martin, CFA
Emilia Connor-Brady, CFA - Private Assets	Chris Gray - Generalist	David Theobald, CFA
Michael Timm, CFA, CFP® – Private Assets		Brandon Zureick, CFA
Bill Jung, CFA - Large Cap		Emilia Connor-Brady, CFA
Joe Abbott, CFA – International, REITs		Kristen Curtiss, CFA
David Christian, CFA, CFP® - Portfolio Construction		Alex Wirt, CFA, CFP®

OUR PORTFOLIO CONSTRUCTION PROCESS

- Before any investment is made, it moves through a multi-step process guided by our investment discipline.
- Our team-based approach enables our Portfolio Managers to tailor our institutional investment research to accomplish your personalized goals.


Individual Security & Fund Research
Individual research analysts, true subject matter experts, evaluate individual securities and funds, with a focus on quality
Equity Strategy Team & Bond Strategy Team
Specialized teams debate analyst recommendations and evaluate the attractiveness of competing opportunities
Portfolio Strategy Team
Our most senior investment professionals evaluate asset allocation recommendations to ensure risk and return are optimized at the portfolio level
Portfolio Manager
Your portfolio manager tailors our firm's best thinking to fit your specific objectives

JOHNSON ASSET MANAGEMENT AWARD WINNING FUNDS

» Johnson has had multiple funds win Lipper awards for strong performance in their respective peer groups.

- The Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Fund Award for "Best Fund over 5 Years" for Equity Income Funds.

- The Johnson Institutional Intermediate Bond Fund is a 2021 winner of the Refinitiv Lipper Fund Award for "Best fund over 3 years" AND "Best fund over 5 years" for Institutional Mutual Funds.

These honors are given to individual mutual funds that have outperformed peers based on risk-adjusted, consistent returns over three-, five-, and ten-years relative to their peers. Refinitiv Lipper designates award-winning funds in most individual classifications for the three-, five-, and ten-year periods.


REFINITIV LIPPER
FUND AWARDS
2021 WINNER
UNITED STATES
Johnson Equity Income Fund
Johnson Investment Counsel Inc
Best Fund over 5 Years
Equity Income Funds
Robert Jenkins
HEAD OF RESEARCH
Pradeep Menon
MANAGING DIRECTOR,
GLOBAL HEAD OF INVESTING
AND ADVISORY
REFINITIV

NOTE: THE REFINITIV LIPPER FUND AWARDS, GRANTED ANNUALLY, HIGHLIGHT FUNDS AND FUND COMPANIES THAT HAVE EXCELLED IN DELIVERING CONSISTENTLY STRONG RISK-ADJUSTED PERFORMANCE RELATIVE TO THEIR PEERS. THE REFINIITV LIPPER FUND AWARDS ARE BASED ON THE LIPPER LEADER FOR CONSISTENT RETURN RATING, WHICH IS A RISK-ADJUSTED PERFORMANCE MEASURE CALCULATED OVER 36, 60 AND 120 MONTHS. THE FUND WITH THE HIGHEST LIPPER LEADER FOR CONSISTENT RETURN (EFFECTIVE RETURN) VALUE IN EACH ELIGIBLE CLASSIFICATION WINS THE REFINITIV LIPPER FUND AWARD. FOR MORE INFORMATION, SEE LIPPERFUNDAWARDS.COM. ALTHOUGH REFINITIV LIPPER MAKES REASONABLE EFFORTS TO ENSURE THE ACCURACY AND RELIABILITY OF THE DATA CONTAINED HEREIN, THE ACCURACY IS NOT GUARANTEED BY REFINITIV LIPPER. THE AWARD MAY NOT BE REPRESENTATIVE OF EVERY CLIENT'S EXPERIENCE. THE AWARD IS NOT INDICATIVE OF FUTURE PERFORMANCE AND THERE IS NO GUARANTEE OF FUTURE INVESTMENT SUCCESS.

THOROUGH OUTSIDE MANAGER DUE DILIGENCE

- We are committed to providing best-in-class investment solutions to our clients, whether internally or externally managed.
- We apply the same quality-oriented investment discipline to our evaluation of external partners.
- Our portfolio strategy team follows an analytical screening process which identifies the world's best investment managers through a mixture of quantitative screening and qualitative analysis.
- We maintain total independence throughout due diligence and monitoring process.

Capital Market Expectations

- Independent analysis helps us identify the most attractive markets and asset classes around the globe
- When our capital market expectations highlight an opportunity, we survey the entire landscape of both internal and external capabilities to provide best-in-class teams that will implement our ideas

Quantitative Screening

- We search multiple databases for the managers with the best track records
- Performance is measured on a risk-adjusted basis vs the benchmark
- We prioritize managers that consistently deliver on expectations and exclude those with a few good years of outsized results

Qualitative Due Diligence

- We conduct multiple rounds of interviews with portfolio managers and research analysts investigating investment philosophy, firm culture, portfolio construction, industry experience and incentive structures
- We emphasize consistent investment disciplines and repeatable processes over year-to-year results

Portfolio Monitoring

- We review external factors such as general economic indicators and financial markets to ensure the manager's performance is consistent with our expectations
- We continue to monitor the manager's investment process to ensure decisions are compatible with client objectives

Our scale enables us to provide favorable terms for our clients when making fund selection decisions

SAMPLE PORTFOLIO: IN-HOUSE VS. EXTERNALLY MANAGED

- We leverage a combination of our in-house asset management expertise as well as best in class external managers, leveraging our firm scale for cost savings and portfolio efficiency.
- Our internal capabilities ensure a single fee layer for the majority of the portfolio.

Legend:
- Johnson Managed Individual Securities
- Johnson Managed Mutual Funds
- Externally Managed Mutual Funds/ETFs

Equity		Fixed Income		Real Assets	Alternatives	Cash & Equivalents
Individual Stocks	Johnson Equity Income Fund	Individual Corporate Bonds	Individual Municipal Bonds	Real Estate	High Yield Bonds	Money Market Funds
Johnson Opportunity Fund	Mid Cap	Johnson Fixed Income Fund	Johnson Municipal Income Fund	Infrastructure	Absolute Return	
Small Cap	International					
Johnson International Fund						

Across Large Cap, Fixed Income and Mid Cap, over 80% of the sample portfolio is managed by our in-house investment management teams

Sample Johnson Balanced Portfolio


Fixed Income - 40%
Large Cap - 40%
Mid Cap - 1.5%
SMID Cap - 1.5%
Small Cap - 4.0%
International - 10.0%
Real Estate - 1.0%
Infrastructure - 2.0%

JOHNSON
INVESTMENT COUNSEL

MARKET OUTLOOK

JULY 2023

MARKET AND ECONOMIC OVERVIEW

- The story of 2023 through the first half of the year has no doubt been the strong performance of large cap equities, with the S&P 500 up over 16% year-to-date through June 30th. However, if you looked only at the S&P 500 index return as a barometer of the economy, you would miss important detail swirling underneath the surface. With a majority of the market gains concentrated in a handful of technology stocks, the market continues to wrestle with economic data that is generally slowing but has remained more resilient than many anticipated.

- The Federal Reserve continued to walk a tight rope in Q2 as they dealt with the fallout of stresses in the banking sector, wh ile also acknowledging that more work needed to be done in their fight against inflation. The Fed raised rates once again in May before pausing in June but signaled that more tightening may be necessary. All in all, with a Fed Funds rate north of 5%, the economy has experienced a significant amount of monetary policy tightening, which continues to work its way through the system.

- We continue to see signs that this tightening is beginning to take effect in the economy, with Leading Economic Indicators down a significant -7.9% year-over-year. In addition to the effects of higher interest rates across the economy, banks have been tightening lending standards, reducing loan making and credit availability. While the labor market has continued to be a strong point, initial claims have been inching higher and we will be watching this data closely in coming months.

- The surprisingly strong stock market performance this year has been led primarily by mega-cap stocks such as Apple, Google, Amazon and Microsoft. In fact, just 7 names in the S&P 500 accounted for nearly 70% of the index return in the first half. Investor enthusiasm for the future potential of Artificial Intelligence has been a contributing factor in the tech sector outperformance this year. Earnings growth estimates continue to moderate, and the lion's share of positive market performance has been driven by multiple expansion.

- Despite intra-year volatility, bond yields closed the second quarter nearly unchanged for the year. Fear of widespread bank failures initially pushed yields lower but was short lived. As investors grew more confident banking system woes would remain contained, the Fed's fight on inflation once again took center stage and pushed yields back towards cycle highs. The yield curve remains significantly inverted across all parts of the curve. Like rates, credit spreads are largely unchanged from the start of the year. While not overly tight relative to historical standards, credit spreads appear somewhat tighter than warranted by current economic data.

- We remain focused on monitoring all incoming economic data to assess the trajectory of the economy. With numerous telltale s igns of slowdown ahead, we remain in a conservative stance within portfolios. Significant market weakness leading to valuation opportunities, or strong reversals in a range of economic indicators, would prompt us to reconsider this stance. Though we will never try to time the market, we view a cautious stance as warranted. We remain committed to our long-term quality-oriented investment discipline as a reliable way to reduce risk and outperform over a full market cycle.

RESTRICTIVE MONETARY POLICY STILL BEING DIGESTED


Fed Funds Rate (%)
8
7
6
5
4
3
2
1
0
The Federal Reserve has been aggressive in its battle against inflation. The Federal Funds rate is now the highest it has been since August of 2007. Monetary policy acts on the economy over time, and it is likely we've not yet seen the full impact of the Fed's actions.
Jun-93
Jun-94
Jun-95
Jun-96
Jun-97
Jun-98
Jun-99
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
Jun-07
Jun-08
Jun-09
Jun-10
Jun-11
Jun-12
Jun-13
Jun-14
Jun-15
Jun-16
Jun-17
Jun-18
Jun-19
Jun-20
Jun-21
Jun-22
Jun-23

NOTE: DOTTED LINE INDICATES FED FUNDS RATE INCREASES <12 MO. PRIOR
SOURCE: JOHNSON INVESTMENT COUNSEL, BLOOMBERG, DATA AS OF 6/30/2023

JOHNSON INVESTMENT COUNSEL

EFFECTS OF TIGHTENING AMPLIFIED BY BANKING STRESS



Bank Lending Standards*
The Federal Reserve is not the only restrictive force in the economy. Banks are tightening lending standards in the wake of the bank failures we saw earlier in 2023. This is something we normally see leading up to and in the midst of difficult economic environments.
100
80
60
40
20
0
-20
-40
Mar-90
Mar-91
Mar-92
Mar-93
Mar-94
Mar-95
Mar-96
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06
Mar-07
Mar-08
Mar-09
Mar-10
Mar-11
Mar-12
Mar-13
Mar-14
Mar-15
Mar-16
Mar-17
Mar-18
Mar-19
Mar-20
Mar-21
Mar-22
Mar-23

*NOTE: LENDING STANDARDS DEFINED AS NET PERCENTAGE OF DOMESTIC BANKS TIGHTENING STANDARDS FOR COMMERCIAL AND INDUSTRIAL LOANS TO LARGE AND MIDDLE-MARKET FIRMS, PERCENT, QUARTERLY, NOT SEASONALLY ADJUSTED

SOURCE: JOHNSON INVESTMENT COUNSEL, BLOOMBERG, FRED DATABASE, DATA AS OF 6/30/2023

WE ARE BEGINNING TO SEE IMPACTS IN THE REAL ECONOMY

The Conference Board Leading Economic Indicators Index (YoY %)


20
15
10
5
0
-5
-10
-15
-20
-25
Jan-60
May-62
Sep-64
Jan-67
May-69
Sep-71
Jan-74
May-76
Sep-78
Jan-81
May-83
Sep-85
Jan-88
May-90
Sep-92
Jan-95
May-97
Sep-99
Jan-02
May-04
Sep-06
Jan-09
May-11
Sep-13
Jan-16
May-18
Sep-20
Jan-23
The Conference Board Leading Economic Indicators Index ® is composed of measures that have proven to be early indicators of where economic health is headed, such as the ISM Index of New Orders, Private Housing Building Permits, Average Weekly Initial Jobless Claims, etc. Since 1960, we've never reached the current reading without entering a recession.

SOURCE: JOHNSON INVESTMENT COUNSEL, BLOOMBERG, DATA AS OF 6/30/2023

FORTUNATELY, UNEMPLOYMENT HAS NOT BECOME AN ISSUE

Unemployment Rate (%)


The unemployment rate has recovered to pre-pandemic levels. Early signals of jobless claims look similar to prior tightening cycles.
3.6
14
12
10
8
6
4
2
0
Jun-13
Dec-13
Jun-14
Dec-14
Jun-15
Dec-15
Jun-16
Dec-16
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19
Jun-20
Dec-20
Jun-21
Dec-21
Jun-22
Dec-22
Jun-23

Change in Initial Jobless Claims 4-Week Moving Average By Month, Following 3 Mo./10 Yr. Yield Curve Inversion


Year | Max Inversion (Bps)
1969 -22
1973 -141
1980 -171
1981 -191
1990 -31
2001 -78
2008 -56
Today -175
Claims (Indexed to 100)
240
225
210
195
180
165
150
135
120
105
90
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35
# of Months
1969
1973
1980
1981
1990
2001
2008
Today

SOURCE: JOHNSON INVESTMENT COUNSEL, BLOOMBERG, DATA AS OF 6/30/2023

JOHNSON
INVESTMENT COUNSEL

RECESSION PROBABILITY REMAINS ELEVATED



Johnson Asset Management Recession Probability Model
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
The combination of restrictive monetary policy, slowing leading indicators, and a tight labor market, indicate difficult times might be ahead for the economy. Historically, this is a time to exercise caution.
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
Jan-20
Jan-21
Jan-22
Jan-23
RECESSION
RECESSION PROBABILITY
40% ODDS

SOURCE: JOHNSON INVESTMENT COUNSEL, BLOOMBERG, DATA AS OF 5/31/2023

JOHNSON INVESTMENT COUNSEL

DESPITE SLOWING ECONOMIC DATA, MARKETS ARE BROADLY POSITIVE



Asset Type Returns
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
Stock and bond markets have recovered nicely from 2022 lows.
16.89%
-18.11%
-4.28%
8.09%
-20.44%
-14.00%
9.86%
-15.57%
-7.24%
10.27%
-15.82%
-7.34%
5.38%
-11.19%
-6.41%
2.09%
-13.01%
-11.19%
1.22%
-6.48%
-5.34%
4.04%
-25.17%
-22.14%
2.33%
1.52%
3.89%
-7.79%
16.09%
7.05%
Large Cap
Small Cap
International Equities
Balanced Benchmark
High Yield
Fixed Income
Infrastructure
Real Estate
Cash
Commodities
1H 2023 Return
2022 Return
Cumulative Return

SOURCE: JOHNSON INVESTMENT COUNSEL, BLOOMBERG, DATA AS OF 6/30/2023

INDEXES REPRESENTED: LARGE CAP : S&P 500; SMALL CAP : RUSSELL 2000; INTERNATIONAL EQUITIES : MSCI ACWI EX US; BALANCED BENCHMARK : 50% S&P 500, 10% MSCI ACWI EX US, 40% BLOOMBERG US AGGREGATE; HIGH YIELD : BLOOMBERG US HIGH YIELD; FIXED INCOME : BLOOMBERG US AGGREGATE; INFRASTRUCTURE : DOW JONES BROOKFIELD GLOBAL INFRASTRUCTURE; REAL ESTATE : DOW JONES US REAL ESTATE; CASH : BLOOMBERG 1-3 MO. T-BILL; COMMODITIES : BLOOMBERG COMMODITIES INDEX.

S&P 500 RETURN DOMINATED BY "MAGNIFICENT 7" STOCKS


Market Breadth
The disconnect between slowing economic data and strong market returns has been partially due to the emergence of optimism surrounding AI. The "Magnificent 7" accounted for all the S&P 500's positive returns through May. The average stock in the S&P 500 was actually down year-to-date through May. Gladly, positive returns started to broaden in June.
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
2.20%
2.07%
1.77%
1.02%
1.00%
1.21%
0.66%
-0.29%
9.65%
2.46%
4.80%
16.91%
AAPL
MSFT
NVDA
AMZN
META
GOOG
TSLA
All Others
S&P
Top 7
All others
S&P
January - May
June
1H 2023

SOURCE: JOHNSON INVESTMENT COUNSEL, FACTSET, DATA AS OF 6/30/2023

JOHNSON
INVESTMENT COUNSEL

OPTIMISM CAN BE SEEN IN VALUATION EXPANSION


S&P 500 Sector Returns YTD
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
43%
36%
33%
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23
S&P 500
Communication Services
Energy
Health Care
Information Technology
Real Estate
Consumer Staples
Consumer Discretionary
Financials
Industrials
Materials
Utilities

Only three sectors have outperformed the market so far in 2023 – technology (Apple, Microsoft, Nvidia), communication services (Meta, Alphabet), and consumer discretion (Tesla, Amazon). The bulk of the gains in those sectors has come from valuation expansion. A good portion of the market remains flat to negative for the year.

P/E Expansion by Sector

	YTD Return	% Attribution EPS %	% Attribution P/E %
Information Technology	42.8%	6.9%	35.9%
Communication Services	36.2%	15.2%	21.0%
Consumer Discretionary	33.1%	4.9%	28.2%
S&P 500 Index	*16.9%*	*2.3%*	*14.6%*
Industrials	10.2%	5.9%	4.3%
Materials	7.7%	-3.0%	10.7%
Real Estate	3.8%	-0.2%	4.0%
Consumer Staples	1.3%	6.0%	-4.7%
Financials	-0.5%	-11.7%	11.2%
Health Care	-1.5%	-0.4%	-1.1%
Energy	-5.5%	-14.9%	9.4%
Utilities	-5.7%	4.2%	-9.8%

SOURCE: JOHNSON INVESTMENT COUNSEL, BLOOMBERG, FACTSET, DATA AS OF 6/30/2023

ECONOMIC SLOWNESS IS SHOWING IN 2023 EARNINGS RESULTS

S&P 500 EPS Growth Expectations


60%
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
Just as we have seen broader economic data slow, expectations for 2023 earnings growth have come down steadily through the year.
-3.99%
Dec-96
Jul-97
Feb-98
Sep-98
Apr-99
Nov-99
Jun-00
Jan-01
Aug-01
Mar-02
Oct-02
May-03
Dec-03
Jul-04
Feb-05
Sep-05
Apr-06
Nov-06
Jun-07
Jan-08
Aug-08
Mar-09
Oct-09
May-10
Dec-10
Jul-11
Feb-12
Sep-12
Apr-13
Nov-13
Jun-14
Jan-15
Aug-15
Mar-16
Oct-16
May-17
Dec-17
Jul-18
Feb-19
Sep-19
Apr-20
Nov-20
Jun-21
Jan-22
Aug-22
Mar-23
Oct-23
May-24
Recession
S&P 500 Earnings Growth Expectations

SOURCE: JOHNSON INVESTMENT COUNSEL, FACTSET, DATA AS OF 6/30/2023

THE LARGEST NAMES IN THE S&P 500 HAVE LED THE MARKET

Total Return Difference Between S&P 500 and S&P 500 Equal Weighted Index


20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
YTD: 9.9%
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

The disparity in optimism between the large tech companies and the earnings profile of the average company in the index has led to a very narrow market. 2023 has presented the largest outperformance of the market-cap-weighted S&P 500 over the equal-weighted S&P 500 since the tech bubble of the late 1990's.

SOURCE: JOHNSON INVESTMENT COUNSEL, BLOOMBERG, DATA AS OF 6/30/2023

JOHNSON INVESTMENT COUNSEL

THESE PERIODS OF CONCENTRATION TEND TO UNWIND OVER TIME

Earlier this year, we saw the number of constituent stocks in the S&P 500 that were outperforming the index over the prior three months fall below 30%. Historically, this level of concentration tends to unwind over time. In prior periods of similarly narrow markets, the equal weighted S&P 500 has outperformed the market cap weighted S&P 500 by an average 8.4% over the next twelve months.

S&P 500 Index Performance After Percent of S&P 500 Stocks Outperforming Index in Last Three Months Falls Below 30%

	1 Year Return	
Date	S&P 500 Index	S&P 500 Equal Weighted Index
7/24/1972	0.20%	-12.43%
2/20/1973 - Nifty 50	-19.03%	-16.01%
6/19/1974	3.58%	18.27%
10/30/1978	8.01%	13.11%
3/27/1980 - Energy Peak	37.09%	56.06%
12/11/1980	-1.91%	8.90%
9/10/1999	10.57%	7.80%
3/21/2000 - Dot-Com Bubble	-24.88%	2.53%
8/31/2020 - Reopening Trade	29.21%	40.21%
4/5/2023	N/A	N/A
Average (Excluding Current)	**4.76%**	**13.16%**

S&P 500 Equal Weighted - S&P 500 Market Cap Weighted Performance, Twelve Months Forward



7/24/1972
-12.6%
2/20/1973 - Nifty 50
3.0%
6/19/1974
14.7%
10/30/1978
5.1%
3/27/1980 - Energy Peak
19.0%
12/11/1980
10.8%
9/10/1999
-2.8%
3/21/2000 - Dot-Com Bubble
27.4%
8/31/2020 - Reopening Trade
11.0%
Average (Excluding Current)
8.4%
-20%
-10%
0%
10%
20%
30%

SOURCE: JOHNSON INVESTMENT COUNSEL, BLOOMBERG, FACTSET, DATA AS OF 6/30/2023

THERE ARE ADDITIONAL RISKS IN CONCENTRATED MARKETS

S&P 500 Top-10 Companies by Decade - RED Companies Do Not Reappear In Subsequent Periods

1990	2000	2010	2020	2023
Exxon Mobil	Microsoft	Exxon Mobil	Apple Inc.	Apple Inc.
IBM	General Electric	Microsoft	Microsoft	Microsoft
General Electric	Cisco Systems, Inc.	Apple Inc.	Alphabet Inc.	Alphabet Inc.
AT&T Corp.	Walmart Inc.	Johnson & Johnson	Amazon.com, Inc.	Amazon.com, Inc.
Royal Dutch Petroleum	Exxon Mobil	Procter & Gamble	Meta Platforms Inc.	Berkshire Hathaway Inc.
Altria Group, Inc.	Intel	IBM	Berkshire Hathaway Inc.	UnitedHealth Group
Merck & Co., Inc.	Lucent Technologies Inc.	AT&T Inc.	JPMorgan Chase & Co.	Johnson & Johnson
Amoco Corporation	IBM	JPMorgan Chase & Co.	Johnson & Johnson	Exxon Mobil
Bristol-Myers Squibb	Citigroup Inc.	General Electric	Visa Inc.	JPMorgan Chase & Co.
E. I. du Pont de Nemours	Time Warner Inc.	Chevron	Procter & Gamble	NVIDIA

History has shown it is very difficult to stay at the top of the market forever. Competition, regulation, and technological changes weigh on even the best companies over time. The chart above shows how normal it is to have turnover in the top names in the S&P 500 index. The chart at the right shows what can happen to these stocks when they are disrupted. This is why diversification is so important for risk management.

Current Drawdown from All Time High*


0%
-10%
-20%
-30%
-40%
-50%
-60%
-70%
-80%
-90%
-100%
-66%
-97%
-46%
-37%
-92%
-20%
-70%
-55%
-38%
AT&T
AIG
Bank of America
Cisco
Citigroup
Meta
GE
Intel
GM

*NOTE: COMPANIES THAT WERE FORMERLY IN THE TOP-10 OF THE S&P 500 AND HAVE SUBSEQUENTLY EXPERIENCED A LOSS OF 70+% AND HAVE NOT RECOVERED ALL-TIME HIGH.
SOURCE: JOHNSON INVESTMENT COUNSEL, FACTSET, DATA AS OF 6/30/2023

MARKET MULTIPLES HAVE CLIMBED TO ABOVE AVERAGE LEVELS

S&P 500 Next Twelve Months Price-to-Earnings Ratio

The combination of positive market returns and negative earnings revisions means that market valuations are trending back towards their highs of the decade. While valuations were more expensive in 2020 and 2021, it is important to remember that interest rates were much lower prior to 2022.


24.00
22.00
20.00
18.00
16.00
14.00
12.00
19.14
17.38
Jun-13
Dec-13
Jun-14
Dec-14
Jun-15
Dec-15
Jun-16
Dec-16
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19
Jun-20
Dec-20
Jun-21
Dec-21
Jun-22
Dec-22
Jun-23
S&P 500 NTM P/E Ratio
10-Year Avg.

SOURCE: JOHNSON INVESTMENT COUNSEL, FACTSET, DATA AS OF 6/30/2023

REDUCING LONG-TERM RETURN EXPECTATIONS FOR LARGE CAPS

1 Year Annualized S&P 500 Return vs. Starting P/E Level


P/E's have risen meaningfully from the market lows last year. Earnings growth will need to be a bigger driver of long-term returns from current levels.
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
0
5
10
15
20
25
30
R² = 0.0413

10 Year Annualized S&P 500 Return vs. Starting P/E Level


20%
15%
10%
5%
0%
-5%
-10%
0
5
10
15
20
25
30
R² = 0.7908
9/30/2022: 15.2x
6/30/2023: 19.1x

SOURCE: JOHNSON INVESTMENT COUNSEL, BLOOMBERG, DATA FROM 1990-2022

EARNINGS EXPECTATIONS HAVE FALLEN BUT 2024 REMAINS POSITIVE


S&P 500 Earnings Estimates
280
270
260
250
240
230
220
210
The market is expected to get back to double digit earnings growth in 2024 and 2025. This will be difficult to accomplish unless the trend of economic data reverses.
+11.7%
Dec-20
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23
2023E
2024E
2025E

SOURCE: JOHNSON INVESTMENT COUNSEL, FACTSET, DATA AS OF 6/30/2023

BONDS ARE ALSO PRICING IN A BETTER ECONOMIC ENVIRONMENT

ISM PMI + IG Spreads


40
42.5
45
47.5
50
52.5
55
57.5
60
62.5
65
260
235
210
185
160
135
110
85
60
Dec-10
Jul-11
Feb-12
Sep-12
Apr-13
Nov-13
Jun-14
Jan-15
Aug-15
Mar-16
Oct-16
May-17
Dec-17
Jul-18
Feb-19
Sep-19
Apr-20
Nov-20
Jun-21
Jan-22
Aug-22
Mar-23
ISM PMI (Inverted)
IG Spreads (Bps)

3M MA Bankruptcies + HY Spreads


40
35
30
25
20
15
10
5
0
2000
1800
1600
1400
1200
1000
800
600
400
200
0
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
Jan-20
Jan-21
Jan-22
Jan-23
# of Bankruptcies
HY Spreads

LEI YoY+ IG Spreads


12
10
8
6
4
2
0
-2
-4
-6
-8
-10
-12
60
85
110
135
160
185
210
235
260
May-13
Nov-13
May-14
Nov-14
May-15
Nov-15
May-16
Nov-16
May-17
Nov-17
May-18
Nov-18
May-19
Nov-19
May-20
Nov-20
May-21
Nov-21
May-22
Nov-22
May-23
LEI YoY
IG Spreads (Bps)

Lending Standards + HY Spreads


80
60
40
20
0
-20
-40
900
800
700
600
500
400
300
200
Mar-13
Mar-14
Mar-15
Mar-16
Mar-17
Mar-18
Mar-19
Mar-20
Mar-21
Mar-22
Mar-23
Lending Standards
HY Spreads

SOURCE: JOHNSON INVESTMENT COUNSEL, BLOOMBERG, DATA AS OF 6/30/2023

JOHNSON
INVESTMENT COUNSEL

HISTORY TELLS US TO BE CAUTIOUS IN THIS PART OF THE CYCLE

Yield curve inversions are one of the more reliable indicators that tough times may be ahead. The current cycle has been one of the best on record for the S&P 500, but history tells us to be cautions.



US Treasury Yield Curve
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
0
10
20
30
12/30/2022
3/31/2023
6/30/2023



S&P 500 Following 3M/10Y Yield Curve Inversion
115
105
95
85
75
65
55
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31
1969
1973
1981
1990
2001
2008
Today

SOURCE: JOHNSON INVESTMENT COUNSEL, BLOOMBERG, DATA AS OF 6/30/2023

SMALL AND MID CAP VALUATIONS MORE ATTRACTIVE


Small/Mid Cap Valuation
2.50
2.00
1.50
1.00
0.50
-
(0.50)
(1.00)
(1.50)
(2.00)
(2.50)
P/S Relative to Russell 1000 (Std. Deviations)
Small and mid cap stocks appear to be well positioned to capture any widening in the market. Their valuations are historically attractive vs. large cap stocks.
Jun-03
Jun-04
Jun-05
Jun-06
Jun-07
Jun-08
Jun-09
Jun-10
Jun-11
Jun-12
Jun-13
Jun-14
Jun-15
Jun-16
Jun-17
Jun-18
Jun-19
Jun-20
Jun-21
Jun-22
Jun-23
Small Cap (Russell 2000)
Mid Cap (Russell Mid Cap)

SOURCE: JOHNSON INVESTMENT COUNSEL, FACTSET, DATA AS OF 6/30/2023

AND INTERNATIONAL STOCKS HAVE POTENTIAL TAILWINDS

S&P 500/MSCI EAFE Price-to-Sales


2.5
2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
-1.5
-2.0
-2.5
Z-Score
Dec-03
Oct-04
Aug-05
Jun-06
Apr-07
Feb-08
Dec-08
Oct-09
Aug-10
Jun-11
Apr-12
Feb-13
Dec-13
Oct-14
Aug-15
Jun-16
Apr-17
Feb-18
Dec-18
Oct-19
Aug-20
Jun-21
Apr-22
Feb-23

US Fed Trade Weighted Dollar Real AFE Index


4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
International stocks also provide good diversification in this environment. Relative valuation is attractive as are currency conditions.
Jun-77
Mar-79
Dec-80
Sep-82
Jun-84
Mar-86
Dec-87
Sep-89
Jun-91
Mar-93
Dec-94
Sep-96
Jun-98
Mar-00
Dec-01
Sep-03
Jun-05
Mar-07
Dec-08
Sep-10
Jun-12
Mar-14
Dec-15
Sep-17
Jun-19
Mar-21
Dec-22

SOURCE: JOHNSON INVESTMENT COUNSEL, BLOOMBERG, FACTSET, DATA AS OF 6/30/2023

ELEVATED YIELDS MAKE BONDS ATTRACTIVE RELATIVE TO STOCKS

Fixed Income Sector 10 Yr. Yield Range


14%
12%
10%
8%
6%
4%
2%
0%
Bonds are a great addition to portfolios in this environment. Yields have grown quite attractive relative to stock market valuations.
U.S. Treasury Index
Investment Grade
High Yield
Securitized
Max
▲ 6/30/2023
● Average
Min

S&P 500 Earnings Yield – 10 Yr. Treasury


6%
5%
4%
3%
2%
1%
0%
Jun-13
Dec-13
Jun-14
Dec-14
Jun-15
Dec-15
Jun-16
Dec-16
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19
Jun-20
Dec-20
Jun-21
Dec-21
Jun-22
Dec-22
Jun-23

SOURCE: JOHNSON INVESTMENT COUNSEL, BLOOMBERG, DATA AS OF 6/30/2023

STRATEGIC ASSET ALLOCATION MARKET BAROMETER


Unattractive
Neutral
Attractive
EQUITIES
U.S. Large Cap
U.S. Mid Cap
U.S. Small Cap
International
FIXED INCOME
Government
Investment Grade
High Yield
REAL ASSETS
Infrastructure
Real Estate
CASH

Note: We cannot promise future results. Our opinions reflect our best judgement at the time this presentation was created, and we disclaim any obligation to update or alter forward looking statements as a result of new information, future events or otherwise.

JOHNSON INVESTMENT COUNSEL

STRATEGIC ASSET ALLOCATION SCALE

	Conservative Portfolio		Moderate – Conservative Portfolio		Moderate Portfolio		Moderate – Aggressive Portfolio		Aggressive Portfolio	
Asset Class	Current Goal %	Strategic Range %	Current Goal %	Strategic Range %	Current Goal %	Strategic Range %	Current Goal %	Strategic Range %	Current Goal %	Strategic Range %
Higher Volatility Assets	*15%*	*15-25%*	*35%*	*35-45%*	*55%*	*55-65%*	*70%*	*70-80%*	*85%*	*85-95%*
Equities	14.3%	11-25%	33.4%	28-45%	52.5%	44-65%	66.8%	56-80%	81.2%	68-95%
U.S. Equities - Large Cap	10.0%		23.4%		36.7%		46.7%		56.8%	
U.S. Equities - Mid Cap	0.8%		2.0%		3.1%		3.9%		4.8%	
U.S. Equities - Small Cap	1.0%		2.2%		3.5%		4.5%		5.4%	
International Equities	2.5%		5.9%		9.2%		11.7%		14.2%	
Real Assets	0.7%	0-4%	1.6%	0-7%	2.5%	0-11%	3.2%	0-14%	3.8%	0-17%
Infrastructure	0.5%		1.1%		1.7%		2.1%		2.6%	
Real Estate	0.2%		0.5%		0.8%		1.1%		1.3%	
Lower Volatility Assets	*85%*	*75-85%*	*65%*	*55-65%*	*45%*	*35-45%*	*30%*	*20-30%*	*15%*	*5-15%*
Fixed Income	85.0%	75-85%	65.0%	55-65%	45.0%	35-45%	30.0%	20-30%	15.0%	5-15%
Investment Grade Bonds	85.0%		65.0%		45.0%		30.0%		15.0%	
Cash	0.0%		0.0%		0.0%		0.0%		0.0%	

**Goal percentages may not total 100% due to rounding.*

JOHNSON
INVESTMENT COUNSEL

THANK YOU!

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APPENDIX

JOHNSON INVESTMENT COUNSEL

POCKETS OF ECONOMIC STRENGTH LINGER



Housing Starts
1900
1800
1700
1600
1500
1400
1300
1200
Jun-20
Aug-20
Oct-20
Dec-20
Feb-21
Apr-21
Jun-21
Aug-21
Oct-21
Dec-21
Feb-22
Apr-22
Jun-22
Aug-22
Oct-22
Dec-22
Feb-23
Apr-23

While there are plenty of reasons to be cautious about the economy, there are some pockets of strength. Recent housing start data has been strong, unemployment remains low, and recent economic results have exceeded forecasts.



Unemployment Rate (%)
5.8
5.3
4.8
4.3
3.8
3.3
3.6
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23



Citi Economic Surprise Index
80
60
40
20
0
-20
-40
-60
-80
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23

SOURCE: JOHNSON INVESTMENT COUNSEL, BLOOMBERG, DATA AS OF 6/30/2023

JOHNSON
INVESTMENT COUNSEL

VALUE VS. GROWTH VALUATION DIFFERENTIAL CLIMBING AGAIN


Forward Price-to-Earnings Ratio
Stocks with higher earnings growth have led the market this year. The premium one must pay to purchase these stocks is approaching this 20-year highs set during 2020 and 2021.
35
30
25
20
15
10
5
0
25
20
15
10
5
0
Jun-13
Sep-13
Dec-13
Mar-14
Jun-14
Sep-14
Dec-14
Mar-15
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Growth vs. Value (Right)
Russell 1000 Growth (Left)
Russell 1000 Value (Left)

SOURCE: JOHNSON INVESTMENT COUNSEL, FACTSET, DATA AS OF 6/30/2023

CURRENT RECESSION SCORECARD MIXED

INDICATOR	RECESSION RULE	RECENT SIGNAL	RECESSION Y/N	2007	2001	1990
MARKET-BASED:						
YIELD CURVE	10YR – FF IS NEGATIVE	-1.41%	YES	YES	YES	NO
IG CORP SPREADS	ABOVE 150	123	NO	YES	YES	NO
HY CORP SPREADS	ABOVE 500	390	NO	YES	YES	NO
STOCK MARKET	DECLINE 11% FROM PEAK	-8.3%	NO	NO	YES	NO
LABOR MARKET:						
JOBLESS CLAIMS (4 WK AVG)	ABOVE 360K	253k	NO	NO	YES	YES
UNEMPLOYMENT RATE	+0.5% FROM BOTTOM	+0.2%	NO	YES	NO	NO
TEMP EMPLOYMENT	BELOW -1% YOY	-3.4%	YES	YES	YES	NO
AVG WEEKLY HOURS	-0.5% YOY	-0.6%	YES	NO	YES	YES
BROAD ECONOMY:						
LEADING INDICATORS	-2% YOY	-7.9%	YES	YES	YES	NO
COIN/LAGGING INDEX	96.3 OR BELOW	93.1	YES	NO	NO	NO
MANUFACTURING:						
ISM MANUFACTURING	BELOW 47	46.0	YES	NO	YES	YES
CAPACITY UTILIZATION	4 PTS BELOW PEAK	-1.2	NO	NO	YES	NO
NONDEFENSE CAP GOODS EX. AIRCRAFT	3-MTH AR -10% OR BELOW	0.7%	NO	NO	YES	NO
CONSUMER:						
HOUSING STARTS	-35% YOY	5.7%	NO	YES	NO	NO
RETAIL SALES EX. GAS	3-MTH RATE BELOW 0%	1.0%	NO	YES	YES	NO
CONSUMER SENTIMENT	15 PTS BELOW PEAK	-36.6	YES	YES	NO	NO

SOURCE: JOHNSON INVESTMENT COUNSEL, BLOOMBERG, DATA AS OF 6/30/2023